Exhibit 99.1

Glory Star New Star Media Holdings Limited Announces Results of 2020 Annual General Meeting

BEIJING, Dec. 28, 2020 (GLOBE NEWSWIRE) -- Glory Star New Media Group Holdings Limited (NASDAQ: GSMG) (“Glory Star” or the “Company”), a leading mobile and online digital media and entertainment company in China, today announced the results of its 2020 Annual General Meeting, which was held on December 26, 2020, in Beijing, China.

At the Annual General Meeting, shareholders:

(1) re-elected Messrs. Ming Shu Leung and Jia Lu as Class I directors of the Company until the 2022 annual general meeting of the Company or until their respective successors are duly appointed and qualified, and

(2) ratified the re-appointment of Friedman LLP as independent registered public accounting firm of the Company for the financial year ending December 31, 2020.

About Glory Star New Media Group Holdings Limited

Glory Star New Media Group Holdings Limited is a leading mobile entertainment operator in China. Glory Star’s ability to integrate premium lifestyle content, including short videos, online variety shows, online dramas, live streaming, its Cheers lifestyle video series, e-Mall, and mobile app, along with innovative e-commerce offerings on its platform enables it to pursue its mission of enriching people’s lives. The company’s large and active user base creates valuable engagement opportunities with consumers and enhances platform stickiness with thousands of domestic and international brands.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions ) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic; and other factors listed in the Company’s Annual Report on Form 10-K for the year ending December 31, 2019 and in other filings made by the Company with the Securities and Exchange Commission from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

Contacts

Glory Star New Media Group Holdings Limited

Yida Ye

Email: yeyida@yaoshixinghui.com

ICR LLC.

Sharon Zhou

Tel: +1 (646) 308-0546

Email: gsnm@icrinc.com